[Letterhead of American Casino & Entertainment Properties LLC and ACEP Finance Corp.]

September 30, 2009

Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C.  20549.

Re:	American Casino & Entertainment Properties LLC;
ACEP Finance Corp. —
Registration Statement on Form S-4

Ladies and Gentlemen:

On behalf of American Casino & Entertainment Properties LLC and ACEP Finance Corp. (together, the “Issuers”) and their guarantor co-registrants, I hereby transmit electronically for filing under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form S-4, including exhibits thereto, relating to up to $375,000,000 of the Issuers’ 11% Senior Secured Notes due 2014 (the “New Notes”).  The Issuers plan to offer the New Notes in exchange for any and all of their outstanding unregistered 11% Senior Secured Notes due 2014 (the “Old Notes”), in reliance on the Staff’s position in the line of no-action letters beginning with Exxon Capital Holdings Corporation (avail. April 13, 1988) (the “Exxon Capital Letter”).

The Issuers have sent a wire transfer to the account of the Securities and Exchange Commission with US Bank in the amount of $20,925 for the registration filing fee and have received confirmation that the wire transfer has been received.

Under Nevada law, the Issuers are required to receive the approval of the Nevada Gaming Commission prior to launching the exchange offer.  The Issuers anticipate that this approval will be received in the fourth quarter of 2009.  If necessary, the Issuers plan to file with the Commission an amended Registration Statement prior to effectiveness to appropriately update the Registration Statement for financial data and other information related to the third fiscal quarter of 2009.

Additionally, in connection with the Registration Statement, and in accordance with the terms and conditions set forth in the Morgan Stanley & Co. Incorporated (avail. June 5, 1991) and Shearman & Sterling (avail. July 2, 1993) no-action letters, the Issuers hereby make the following representations to the Securities and Exchange Commission:

1.     the Issuers have not entered into any arrangement or understanding with any person to distribute the securities to be received in the exchange offer and, to the best of the Issuers’ information and belief, each person participating in the exchange offer is acquiring the securities in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the exchange offer.  In this regard, the Issuers will make each person participating in the exchange offer aware (through the exchange offer prospectus or otherwise) that if the exchange offer is being registered for the purpose of secondary resales, any securityholder using the exchange offer to participate in a distribution of the securities to be acquired in the registered exchange offer (a) could not rely on the staff position enunciated in the Exxon Capital Letter or similar letters and (b) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.  The Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act;

2.     a broker-dealer may participate in the exchange offer with respect to Old Notes acquired for its own account as a result of market-making activities or other trading activities, provided that (i) in connection with any resales of New Notes received in exchange for such Old Notes, the broker-dealer complies with the prospectus delivery requirements of the Securities Act, and the prospectus for the exchange offer may be used for this purpose, so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of exchange securities held by the broker-dealer); and the broker-dealer has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute the New Notes; and

3.     the Issuers

(a) will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act as described in (2) above in connection with any resale of such New Notes; and

(b) will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the exchange offer the following additional provision if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will comply with the prospectus delivery requirements of the Securities Act in connection with any resale of exchange securities received in respect of such Old Notes pursuant to the exchange offer.  The transmittal letter or similar documentation may also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

If you should have any questions with respect to this filing, please do not hesitate to contact the undersigned at (702) 380-7632 or S. Neal McKnight at Sullivan & Cromwell LLP at (212) 558-3316.

Sincerely,

/s/ Phyllis Gilland

Phyllis Gilland

(Enclosures)

cc:	S. Neal McKnight
(Sullivan & Cromwell LLP)